UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52285

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USCA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Westheimer , Suite G500
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David M.King	713-366-0500	dking@uscwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carneige Center	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. King _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USCA Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____ 3/26/26

Title: _____
Designated Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

USCA Securities LLC
(A Wholly Owned Subsidiary of U.S. Capital Wealth LLC)

Financial Statement
For the Year Ended December 31, 2025

USCA Securities LLC

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Shareholder of
USCA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USCA Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2013.

Houston, Texas
March 31, 2026

WithumSmith+Brown, PC   5847 San Felipe Street, Suite 2600, Houston, TX 77057-3439   **T** (713) 860 1400   **F** (713) 355 3909   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

USCA Securities LLC

Statement of Financial Condition

December 31,		2025
Assets		
Cash and cash equivalents	$	1,305,275
Deposit with clearing organization		300,043
Receivable from clearing organization		358,327
Accounts receivable		428,622
Accounts receivable, related parties		84,488
Prepaid expenses		247,090
Total assets	$	2,723,845
Liabilities and Member's Equity		
Liabilities		
Payable to clearing organization	$	37,140
Accounts payable		257,403
Accounts payable, affiliates		71,074
Deferred revenue		5,000
Accrued expenses and other liabilities		881,068
Total liabilities		1,251,685
Member's equity		1,472,160
Total liabilities and member's equity	$	2,723,845

See accompanying notes to financial statements.

USCA Securities LLC

1. Organization and Nature of Business

USCA Securities LLC (the "Company"), was organized in December 1999 in the State of Delaware, and is registered as a broker- dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is now a wholly owned subsidiary of U.S. Capital Wealth, LLC ("USCW"), a majority-owned subsidiary of Arax Wealth Management, LLC ("Arax").

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. The Company has a required deposit with the clearing firm under its clearing agreement.

2. Summary of Significant Accounting Policies

Use of Estimates – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the financial statement, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents. The Company maintains $300,043 of restricted cash on deposit with its clearing broker, National Financial Services LLC ("NFS"), in accordance with the clearing broker-dealer agreement. The restricted cash is held in an escrow account with NFS and not available for operating use.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Accounts Receivable and Receivable from Clearing Organization - Accounts receivable are stated at the amount billed to customers. Management's judgment as to the level of probable losses on existing receivables involves the consideration of current economic conditions, examinations of customers' credit worthiness, and evaluation of existing relationships. When it is determined that a receivable balance may not be collectible, an allowance for credit losses is established. Receivables from the clearing organization are generated through the Company's clearing arrangement. As of December 31, 2025, all receivable balances are deemed to be collectible so no allowance for credit losses has been estimated. The Company had $605,397 in accounts receivable at January 1, 2025. The Company had $871,437 in accounts receivable and receivable from clearing organization at December 31, 2025.

Fair Value of Financial Instruments – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own estimates about the assumptions that market participants would use in pricing the asset or liability.

Money market funds are recorded at fair value based on the market approach using level 1 inputs. At December 31, 2025, money market funds totaling $486,490 are included within cash and cash equivalents. This balance is also subject to a haircut within the Company's computation of net capital.

Income Taxes – As a limited liability company, the earnings and losses of the Company pass through to its member's individual tax return; therefore, no federal income tax provision or benefit has been included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. Accordingly, if such examinations result in changes in the profits or losses, the tax liability of the member could change. The Company files a consolidated Texas margin tax return with USCW for the period from January 1, 2025, through December 31, 2025.

The accounting records of the Company are maintained on the accrual basis of accounting in accordance with GAAP.

The Company recognizes the impact from an uncertain tax position only if that position is "more-likely-than-not" of being sustained upon examination by the taxing authority based on the technical merits of the position. However, should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the members for such adjustments.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2025, the Company had net capital of $912,679 which was $812,679 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 137.14%.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk - The Company executes in the normal course of business, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, of which the unlikely compromised creditworthiness of one or a few of such counterparties would not pose a material financial risk to the Company.

6. Related Parties

The Company, USCW and Arax are collectively referred to as "Related Parties." The Related Parties have an Expense Sharing Agreement that allows for the reimbursement to one another for specific employee salaries, commissions and benefits for work attributable to each of the Entities. The Expense Sharing Agreement also serves the purpose of delineating the shared services, facilities, and related expenses to the appropriate Related Parties in the normal course of business. The related party expenses attributable to the Company are reported in the Statement of Operations. Actual results could differ from those reported in the absence of the Expense Sharing Agreement. At December 31, 2025 the Company's balance of payables to Arax is $137,759. The Company's balance of receivables from USCW is $84,488.

The Company and USCA, are affiliated entities and are referred to as "Affiliates." The accounts payable to USCA relate to reimbursable operational expenses incurred by other affiliated entities. At December 31, 2025 the Company's balance of payable is $71,074.

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker- dealer, which is comprised of trading, research and investment banking transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company does not derive more than 10 percent of its total revenues from a single external customer in 2025.

8. Line of Credit

In July 2025, the Company entered into a revolving note and cash subordination agreement with a bank, which allows for total advances up to $2,000,000, maturing on July 16, 2027. Accrued and unpaid interest on the advances is payable monthly at a prime rate in effect from day to day plus 3.00%. There was no outstanding balance as of December 31, 2025.

9. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. During the year, the Company entered into several civil settlements and awards. Related legal expenses and allocation of settlements were determined by the legal expense sharing agreement with USCW. Total amounts of settlements were $725,986 and corresponding legal expense was $716,217. At December 31,2025 all settlements were fully resolved. The Company provides for losses, if any, in the year in which they can be reasonably estimated. As of December 31, 2025 there was no further litigation loss estimated.

The Company's related party, USCW, maintains an irrevocable standby letter of credit in favor of its landlord in connection with an operating lease. As of December 31, 2025, the letter of credit had a face amount of $80,000. The letter of credit is unsecured and is fully guaranteed by USCW.

10. Subsequent Event

Management has evaluated subsequent events through March 31, 2026 which is the date that the financial statements were available for issuance, and has determined that there are no other subsequent events to be reported.